Filed by Avid Technology, Inc. pursuant to Rule 425 under
the Securities Act of 1933 and deemed filed pursuant to Rule
14a-12 of the Securities Exchange Act of 1934.

Subject Company:  Pinnacle Systems, Inc.

Commission File No.:  000-24784

AVID TECHNOLOGY

Moderator: Dean Ridlon

June 20, 2005

7:30 a.m. CT

Operator:  Good day and welcome everyone to Avid Technology’s call to discuss Pinnacle financials.  Today’s call is being recorded.  For opening remarks and introductions, I would like to turn the call over to the Director of Investor Relations, Mr. Dean Ridlon, please go ahead.

Dean Ridlon:  Good morning, I’m Dean Ridlon, Avid Technology Inc.’s Investor Relations Director.  In a minute, I’ll turn the call over to David Krall, Avid’s President and CEO.  However, before we begin, please note that this call will include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 including statements about the status of Avid’s proposed acquisition of Pinnacle Systems Inc., projected growth of existing or new markets, and anticipated results of operations during 2005 and 2006.

The are a number of factors that could cause actual events or results to differ materially from those indicated by such statements, such as the possibility that the Pinnacle Acquisition will not close, or that the closing will be delayed.  Competitive factors including pricing pressures.  Fluctuating currency exchange rates, adverse changes in general economic or market conditions, particularly in the content creation industry.  Delays in product shipments.  Market acceptance of Avid’s existing and new products, and other important events and factors disclosed previously and from time to time in Avid’s filings with the U.S. Securities and Exchange Commission, including with respect to the transaction with Pinnacle, the joint proxy statement prospectus filed by Avid with the SEC on June 14, 2005.

In addition, our forward-looking represent our estimates only as of today June 20, 2005 and should not be relied upon as representing our views as of any subsequent date.  Avid undertakes no obligation to review or update these forward-looking statements.  During this call, we will be referring to non GAAP financial measures.  These non GAAP measures are not prepared in accordance with generally accepted accounting principals.  And now, I’d like to introduce David Krall, President and CEO of Avid.

David Krall:  Thank you, Dean.  I’m David Krall and I’d like to welcome you to today’s conference call.  Now that our S-4 has been declared effective and the dates for the shareholder meetings have been set, we felt it was a good time to update our financial expectations resulting from the acquisition of Pinnacle Systems.  In a moment, I’ll hand the call over to Paul Milbury, our CFO, who will talk about our expectations.  Following our prepared remarks, Paul and I will be happy to take your questions.

Before I hand things off to Paul, I wanted to give a quick overview of where we stand with regulatory and shareholder approvals of the transaction.  Last Monday, we announced that we had received early termination of the waiting period under the (Hart Scott Rodino) Anti Trust Improvements Act.  We still need to receive clearance from the European Commission.  The period where European Economic Area member countries could object to our commission filing has passed.  And we are in the process of preparing the document’s required by the next step in the EC procedure.  Barring any unforeseen delays, and assuming a smooth phase one investigation by the EC, we would expect clearance from the European commission in early August.  Both Avid and Pinnacle have set a date of July 27, 2005, for our respective shareholder meetings.  The joint proxy statement and prospectus was mailed to shareholders of both companies on June 16, 2005.  Shareholders of record of each company as of June 7, 2005 are entitled to notice of and to vote at the meetings.  Assuming shareholder and European commission approvals, we currently expect to close the acquisition in the first half of August.

Now I’d like to hand it to Paul to update our financial expectations.

Paul Milbury:  Thanks, David.  When we announced the merger with Pinnacle on March 21, we updated guidance for Avid’s standalone business, and we provided guidance on the bottom line impact of the Pinnacle transaction on Avid’s 2005 and 2006 results.  Today, we will be providing additional details about our expectations of the financial impacts of the transaction in 2005 and 2006.

We are currently in our quiet period for the June quarter, as we will not be making any comments about the outlook for our standalone results, for either the June quarter or the balance of 2005.  By standalone, I mean Avid without Pinnacle.

We will, however, we updated the expected impact of the Pinnacle deal on our 2005 results assuming a closing in early to mid August.  We will update our outlook for the combined business for the full year 2006.  When we provide guidance, we may use point estimates, but these should be viewed as points within a range of possible outcomes, where the range is subject to the risk factors discussed in our Safe Harbor statement.

When we announced the merger on March 21, 2005, the timing of the closing was uncertain.  For analytical purposes, we assumed a closing of July 1, when we provided the initial guidance of the impact of the acquisition on Avid’s results for the second half of 2005, and for 2006.  The timing of closing is still not certain, but for analytical purposes, we are now using August first as the closing date.  In Q3, Avid will have little time to impact Pinnacle’s operations and results.  Therefore, for the portion of the quarter that Pinnacle’s results will be part of Avid’s, we expect the Pinnacle business to operate at a loss.  Avid will issue approximately 6.2 million shares at closing, which will increase average shares out standing for the quarter, by approximately 4.2 million.  The operating loss in combination with the higher average share count will have a dilutive impact on the combined company’s non GAAP earnings per share for the third quarter.  By non GAAP, we mean excluding stock based compensation, acquisition related amortization and tax credits.

It is very difficult to predict the precise impact of the transaction in Q3, because of the uncertain timing of closing and because of the difficulty in predicting the timing of revenues and expenses, by month or even by week within the quarter.  With that in mind, the non GAAP after tax net loss is expected to be in a range of $500,000 to $2 million.  In Q4, the first full quarter after closing, we expect the impact of the Pinnacle transaction to be accretive to the combined company’s non GAAP earnings per share.  We would expect incremental revenues in the range of 70 to 75 million from the transaction, and five to $6 million of incremental non GAAP after tax income.  Although we anticipate the acquisition to positively impact Avid’s net income for 2005, due to the increase in average share’s out standing, we expect that the full year impact of the transaction could be dilutive on a non GAAP basis, by four to eight cents per share.

Looking forward to 2006, we currently expect the combined company to have revenues between 1.06 billion and $1.08 billion.  Of the total the new consumer video segment of our business, is expected to have revenue between 165 and $175 million.  Gross margins for the combined company are expected to be approximately 54 to 55 percent.  We expect to materially improve Pinnacle’s gross margin through a shift to more software, better efficiencies and broadcast manufacturing, and better management of the supply chain.

During our due diligence process and subsequently, during the integration planning process, we have identified a list of areas where we believe we can reduce costs, and improve the operating profitability of Pinnacle’s business, when it becomes part of Avid.  Through a combination of headcount reductions and cost cutting, we expect to reduce Pinnacle’s operating expenses, excluding amortization and stock based compensation by at least 15 percent from their current run rate.

We expect to retain approximately 85 percent of Pinnacle’s workforce.  Headcount reductions will be weighted towards the broadcast business, and the G&A functions, rather than the consumer business, where there is no overlap with Avid’s business.  We remain committed to aggressively manage the operating expenses.  And with the implementation of these cost cutting measures, we are expecting operating expenses in the range of 40 percent of revenue and an operating profit margin for 2006 of approximately 14 percent for the combined company.  For 2006, we are assuming other income of approximately $6 million and a tax rate of approximately 10 percent of non GAAP profit before tax.  With approximately 44.5 million fully diluted shares, non GAAP EPS is expected to be approximately $3.20 for 2006, the same as our guidance when we announced the Pinnacle transaction in March.

At this time, we have not prepared a reconciliation to GAAP EPS because we have yet to finalize the purchase accounting for the Pinnacle transaction. And because we have yet to finalize the methodology for stock based compensation in 2006.  At this point, we still expect to end 2005 with approximately 300 million of cash.  These conclude my remarks.  David and I would now be pleased to take questions.

Operator:  Thank you.  The question-and-answer session will be conducted electronically.  If you would like to ask a question, please press star, followed by the digit one on your touch-tone telephone.  If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.  Once again, please press star one to ask a question.  And we’ll pause for just a moment.

And our first question today will come from Gene Munster with Piper Jaffray.

Gene Munster:  Hey, good morning everybody.

David Krall:  Good morning, Gene.

Gene Munster:  David, if you could just a couple of things first, I guess, from, you know, obviously the outlook looks positive from the perspective that you guys had been talking about.  And if you take a step back, I guess in the intermediate term, you talked about Pinnacle in terms of some of the channel, you know, little bit squirmish, I guess in terms of what the impact is going to be on the product line, and Germany specifically.  Maybe just an update of how that’s playing through, I guess in the near term for Pinnacle.  And by the look of your guidance the kind of 70 to 75 million, it looks like you guys have confidence that whatever issues that have happened in, I guess, in that channel are going to be resolved in a relatively short order.  Maybe you can just talk about why you feel that that’s going to be resolved so quickly.

David Krall:  Sure.  There’s a couple of things going on, that should probably be just looked at separately.  If you look at Pinnacle’s business being compromised of broadcast and then consumer businesses.  On the broadcast side, there has been some channel hesitation as a result of the planned acquisition, and that’s because resellers are familiar with both company’s and they want to understand how things are going to shake out after the combined companies are now working together.  So in certain territories we may have current Avid resellers, and the Pinnacle resellers needs to understand at the end of the day who is going to be remaining representing the company.

We feel like we’ve addressed those issues through outbound communications to the resellers, et cetera.  But I think that they’re not going to be completely satisfied until after the deal closes ad they see where all of the dust settles.  So that, on the broadcast side, has just caused some hesitation during the past few months.

On the consumer side, really, this transaction is largely independent of how they make their purchase decisions because they’re not even familiar with the Avid brand primarily.  And what we see going on there is really something more oriented towards the product cycle.  And as you know, we’re going through a product transition from studio nine to studio 10 that – development of that product continues on track.  And we think that’s going to be the big driver for revenue on the consumer side of the business in Q4.  So we still very good about that.

Gene Munster:  I guess on the consumer side, you guys have, I guess, taken some heat from Wall Street on that business.  What is your kind of state of the union on the consumer side right now, just as far as the market growth opportunity, should we kind of think of this as a flat business, but you guys yet will be profitable, flat in terms of revenue growth, but yet will be profitable.  Is that the best way to think about it?

David Krall:  We believe it is a profitable revenue growth opportunity for us.  So we’re not thinking of this as being a flat business.  We see a number of catalysts that are going to be drivers there.  One of them is going to be the new introduction of studio 10.  We also see, over time, a shift from hardware, software, to more software oriented products, which is going to drive a better margin performance for the business as well.  So we’re not thinking that it’s an explosive growth area, but we think that it’s a solid growth area, that we can run profitable.

Gene Munster:  OK, so should we kind of be thinking that as kind of mid single digit growth for the consumer?

David Krall:  I’d say you could even look a little bit higher than mid single digit.  I think we’re – we’ve got higher ambitions for it.  But in the short term, obviously, the studio 10 introduction is going to be a bigger catalyst driving even faster growth than that.  But I think, a long-term number would be, actually a little bit higher than what you’re talking about.

Paul Milbury:  We’re looking at 10 percent plus, Gene.

Gene Munster:  OK.  For the consumer, right?

Paul Milbury:  Yes.

Gene Munster:  And then one final question, and I’ll turn it over, in terms of if you look at the other, in terms of if you look at the other broadcast products, obviously, Pinnacle has had a long tradition on the on air graphics side which you guys haven’t been a part of.  Is – when you guys get those customers, will they be – will those products be rebranded Avid products then?  And then ultimately, maybe, can you talk about what happens to a customer, like a CNN here, when, you know, something where they had a big Pinnacle installation with some of the Vortex products, do you shift then a customer, or customers like that over to Avid products, and will that be a revenue event for Avid, kind of the shift over.  And I realize I just threw out CNN, maybe you don’t have to speak specific to that, but maybe to the Vortex install base.  So any sort of numbers around that what might look like?

David Krall:  Well so just specifically around (Decco), Media Stream, et cetera, those products, will ultimately be rebranded to Avid products.  So we intend to operate in the broadcast business under Avid brand.

Gene Munster:  OK.

David Krall:  However, Pinnacle has a number of very strong products and so (Decco and Media Stream) being two good examples of that, and those product names would continue into the future.

As far as how we handle specific customers, Pinnacle has, in many cases, contracts.  They may be in the form of support contracts, or even longer term development contracts with certain companies.  We intend, obviously, to fully honor all of those contracts.  So for any customer that Pinnacle currently has, if they want to stay as they are with their current set of software and hardware, we will continue to support the contracts that are all ready in place.  Longer term, if people want to migrate to Avid based solutions from perhaps originally being a Vortex installation, we would obviously encourage and support that movement as well moving to our current Avid product line based around Avid unity for news, for example.

Gene Munster:  So you’re going to continue to support Vortex.

David Krall:  We would continue to support it as required per the agreements that our customer’s all ready have, in several cases those could extend for a number of years.

Gene Munster:  Do you have any idea how many Vortex installations there are?

Paul Milbury:  Forty.

David Krall:  There’s around 40 sites, and approximately 24 customers.

Gene Munster:  And how many (ENT) installations are there?

David Krall:  Well the last number that we gave out publicly was 250.  We’ve obviously been going beyond that number.  We expect to end this year at over 400.

Gene Munster:  OK.  Great.  I’ll turn the call over.  Thank you.

David Krall:  Sure, thanks.

Operator:  And our next question, we’ll hear from Steve Frankel with Adams Harkness and Hill.

Steve Frankel:  David, digging back in on the broadcast site, you’ve obviously been out talking to some customers.  And where do you think the Pinnacle customers are on getting comfortable the change in ownership and any potential change in strategy that you might be talking about?

David Krall:  Well I would say – I would characterize the general customer reaction as being positive, because I think the Pinnacle customer’s previously had sensed that there was turmoil in the business.  And whenever as business is not operating profitably, I think, it makes customers concerned about what that future might be.  The fact that Pinnacle and Avid are combining teams here, obviously means that we’re going to continue to be very strongly dedicated to the broadcast industry and serving those customers.  So we’ve gotten people expressing a lot of enthusiasm around where this can lead in the future.  I think the short term concern that anybody might have is just hey will you continue to support my facility as it is because I need to be on air every day.  And we’ve been working to make sure that we can give customer’s confidence that they’ll be able to run their operations during any transition that might happen.

Steve Frankel:  OK.  And on the consumer side, what’s the timing of studio 10?

David Krall:  For release in late summer, and obviously targeting the Q1 holiday season as being the primary revenue driver.

Steve Frankel:  And what are the one or two key features that make 10 better than nine?

David Krall:  Well 10 actually – the huge thing that it’s going to have is HDV editing, which as you know, is really catching on, not only at the low end professional level, but also at the higher end consumer level.  So HDV will be a key feature.  But what also studio 10 represents is a redesign of the studio architecture to sit on top of the liquid software engine that drives it underneath.  And that’s actually a very powerful software engine that can offer some professional level capabilities into the consumer marketplace.  So we’re very excited about what it means both short term.  But then, also longer term in terms of our ability to bring down some very sophisticated features.  I’ll give you an example, like color correction, for example or image stabilization, those sorts of features can be brought into the consumer realm.

Steve Frankel:  And the last question, on the manufacturing side how long does it take you to get the changes that you talk about as far as sourcing, or in the ways they do business, implement it in the broadcast and consumer side to Pinnacle.

David Krall:  Well the – yes, I think the way to think about it is supply chains take roughly anywhere from three months to six months to completely alter what you’re doing and then for those changes to ripple through the entire supply chain, because obviously you can have months in the process of inventory working its way through.  So I think the way to think about it in general is the one to two quarter time frame for whatever changes we would implement to reach high efficiency.

Steve Frankel:  Great, thank you.

David Krall:  We’re welcome.

Operator:  Thank you, we’ll move on to Jim Ricchiuti with Needham & Company.

Jim Ricchiuti:  Yes, good morning, Paul, I wonder if we could just go back to what you were saying about, David, the growth rate for Pinnacle, that 10 percent or so plus.  Is that the type of growth rate you would assume in ‘06?  Or is that as you begin to incorporate more software features, and as studio 10 really begins to ramp up.

Paul Milbury:  As far as ‘06 is concerned, it will be a little bit difficult to measure, because obviously that business won’t be part of Avid for the entire year.  But I’d actually expect if at the end of 2006, you ran the calculations, the growth rate would probably be higher than that 10 percent because of the, you know, the recent performance of the business.

Jim Ricchiuti:  OK.  And then you gave a range for grow margins.  I wonder if you could just expand a little bit on that, as to how you see the margins as we go through the year.  I don’t know if you’d be willing to say where you might be exiting until the end of next year in gross margin.  I was trying to get a sense as to how you see that improving as you go through the year?

Paul Milbury:  I really don’t have any more detail on that at this point in time.  The first time we’ll do any kind of quarterization of ‘06 will probably be after we release our Q3 results, which is the time that we would normally be giving the first guidance for ‘06.

Jim Ricchiuti:  OK.  David, I wonder if you would, you know, characterize the Pinnacle’s consumer side of the business from the standpoint of the competitive environment.  Has there been much of a change since the announcement that you had agreed to acquire Pinnacle.  And just if you can just comment on how you see that playing out over the next few months.

David Krall:  Well we’ve been monitoring MPD and GFK data.  We have not seen a meaningful shift in terms of Pinnacle’s market share.  We do think that with the introduction of studio 10, that that will be a positive catalyst, because as we’ve mentioned on previous calls, in essence, Pinnacle has gone over a 12 months period without a substantial new product in this category.  So we think that that will be a positive catalyst for us.  And we’re expecting, as we have said, for that to be impacting Pinnacle’s performance positively starting in late summer, and then, Q4 of this year.

Jim Ricchiuti:  OK.  One final question, if I may.  As you look out at ‘06 with the consumer business, do you see – can you talk a little bit about how you see the (M Audio) business, maybe complimenting the Pinnacle consumer business?  By that I mean, do you anticipate some more channel development of the (M Audio) product line, going into the Pinnacle channels?

David Krall:  Yes, that’s obviously something that we’re pretty excited about.  (M Audio) has extended Avid’s reach from the professional audio segment down into the consumer or home audio segment.  (M Audio has all ready been making some progress in that area expanding its distribution through traditional big box consumer channels.  We expect to be able to leverage the very strong distribution that Pinnacle has both in the US, and also oversees for further expansion with (M Audio’s) products as well over time.  So that’s something that we’ll be rolling out in 2006.  And obviously, we’ve got some exciting plans about how we can make video and audio work together.

Jim Ricchiuti:  OK.  Thanks a lot.

David Krall:  Sure.

Operator:  Chris Rowen with Robinson Humphrey will have our next question.

Chris Rowen:  Hi.  Paul, can you just go back over what you expect.  You gave, I think, like a 500,000 to $2 million loss, but are you saying that’s the net impact or the overall result that you expect for the third quarter?  And can you give us guidance on what you think the EPS impact will be to the third quarter.

Paul Milbury:  As I said, in the introduction, we weren’t going to update at this point in time the standalone guidance for Avid.  So what I talked about specifically was the expected incremental impact that the Pinnacle results would have on the standalone business and for the September quarter, I said the net after tax impact could be in the range of a $500,000 loss up to two million.  And then, for the fourth quarter, similarly, the next after tax income impact of the transaction being between five and $6 million positive.

Chris Rowen:  Great.  And one of Pinnacles – my understand in that one of Pinnacle’s better selling products, you know, they do a lot of business over in Europe in the consumer side, and it’s like a TV DVR computer based DVR product, or the ability to watch TV over the computer.  And is that a software only product?  Or does that have a hardware in it?  And what do you see for your – for the outlook for that product in particular.

David Krall:  Yes the product is the (PC TV) line of products.  It is hardware.  It can be either an add in product that goes inside your computer, or there’s also a version of that that connects through USB.  And both of those have actually been doing well.  The overall category of the (DVD T) – ability to watch digital broadcasting in Europe on your computer has been a rapidly growing segment.  So it continues to do well for Pinnacle.  And as a category overall has been growing rapidly.

Chris Rowen:  Yes, so I guess the reason I asked is how does that dovetail with the idea of drop in hardware as a percent of sales.

David Krall:  Well Chris, the software based content if you look at this – our sales of studio, for example, there are two categories of that, it’s studio sales with additional hardware, which would be for video acquisition.  Different than the TV viewing business, so separate those as two categories, one is the consumer video editing, the other one is TV viewing on your computer.  So in the category of consumer video editing, we’re seeing a shift from hardware/software combinations, to more pure software as people purchase camcorders that can acquire in digital format, so that they link them directly to their computer without the need for hardware to do analog to visual conversion.

So we’re seeing a shift overall towards more software based video editing and that’s actually causing the overall shift to move more towards software.

Chris Rowen:  Thanks.  And then my final question is, are you contemplating that your 2006 growth will depend on an HD consumer video editing?  Or do you think that’s farther off in the future?

David Krall:  I think that’s farther off.  I mean it’s really just the – you’re seeing the beginnings of it now with enthusiasts who now have an HD receiver at home, and they’re disappointed that their home movies don’t look as good as, you know, the great stuff they get out of Hollywood.  So you’ll start seeing some higher enthusiasts buying HDV camcorders.  But those are still not in the price range that will let them be mass market or have mass market appeal.  We’re expecting that transition to take place over the next several years.

But right now, what I think is going to be a driver, is just going to be the new features and capabilities in the studio 10 release in addition to HDV support.

Chris Rowen:  Thanks a lot.

David Krall:  Sure.

Operator:  And next, we’ll move on to Sasha Zorovic with Oppenheimer and Company.

Sasha Zorovic:  Thank you.  So my first question would be now that you have had some time to spend with Pinnacle here, and you’re updating the guidance, what are some of the things that you would say have surprised you to the positive, and also somewhat to the weaker, since your March announcement of this deal?

David Krall:  Well I’d say one thing that you obviously get to do over time is spend more time interacting with the employees themselves.  And I think that the very positive thing that we were hoping for, and that we’ve also been able to see is that the cultures between the two companies are a very good match.  And we’re thinking that when we get to jump in with both feet after the transaction closes, that it’s going to really feel like home for us, and I think it’s going to feel like home for Pinnacle employees, and we’re really looking forward to doing that.

I think in terms of the what might have been the part we weren’t as thrilled about is just simply the length of time it takes to close a transaction like this.  And I think it’s par for the course whenever it’s a public to public deal, but it’s always a frustration, because we’d like to jump in and get working right away.  And we obviously just need to wait until we get through the appropriate regulatory and shareholder hurdles.

Sasha Zorovic:  But, I mean your original guidance was sort of the year to be basically neutral.  Now there’s a little bit of sort of incremental loss that Pinnacle is providing here.  And I guess the shift out has occurred for just about roughly a month.  The month couldn’t really explain that could it?

Paul Milbury:  Sure.  Absolutely.  I mean it takes time from the time you own an asset to change the underlying cost structure.  It doesn’t require a big delta to shift the numbers like that.  So you lose a month in reducing costs, and making changes in the business.  And certainly, it could impact the bottom line.

Sasha Zorovic:  So basically, then sort of the shift that occurred here, you ((inaudible)) exclusively to this one month push out, in essence of the closing of the transaction.

Paul Milbury:  Yes, it’s related to the shift out of the timing of the closing of the transaction, and the expected speed at which we’ll be able to take cost reduction actions.  And it’s probably caused us to be a little bit more conservative in our overall projections as well.

Sasha Zorovic:  What is your currency anticipation for the remainder of the year that you are basing these guidance numbers on?

Paul Milbury:  As always, we sort of base our guidance on where exchange rates exist at the time, roughly.  We don’t try to forecast where exchange rates are going to go in the future.

Sasha Zorovic:  Could you quantify for us, a bit, maybe how exchange rates would impact one way or another, these types of up or down, this sort of guidance?

Paul Milbury:  I don’t really have the detail to do that quantification.  Obviously, Avid’s business is exposed to exchange rates, like everybody else’s with about 35 percent of our business being in Europe.  The Pinnacle business that we’re acquiring has a higher European content than Avid’s.

Sasha Zorovic:  Thank you.

Operator:  And as a reminder, please press star followed by the digit one if you would like to ask a question.  Next we’ll move on to Richard Ingrassia with Roth Capital.

Richard Ingrassia:  Thanks, good morning, guys.

David Krall:  Hi, Rich.

Paul Milbury:  Hi, Rich.

Richard Ingrassia:  Tell me what happens to the liquid line of products in the post production of market, if you will, and how many seats are there?  And how the transition might work?  And then, secondly, any plans to discontinue any of the retail products that are lesser performers than studio?

David Krall:  Well we’re not going to comment on product lines in particular, Rich, because we’re not at that stage.  But what we do plan on doing, obviously is leveraging the technology that we’ve got within the business and taking care of our current customers who are using specific products.  They’re going to look for those products to continue to be supported.  And we’re going to be taking care of people in that regard.  And then, longer term, we’re going to be looking at what’s the best way to fit the pieces of Pinnacle’s product line up along side Avid’s product line up.  So we don’t have some specific commentary to make about liquid, for example.

Richard Ingrassia:  OK.  Then are there products on the retail side that you would say maybe trimming those lines would be – well not anything specific to the lines, but are there products there that you would say are lesser performer than studio?

David Krall:  Yes, I think that’s a very good general comment.  But yet, there are products that are not performing as well as others.  And it’s our intent to go through those products, make sure we thoroughly understand the cost basis of them and what can be done to improve that and to improve the overall profitability.  And those are going to be things that we jump into as we complete the transaction, and we’ll be moving as quickly as we can on that.  We obviously can’t do anything prior to the close.  But, I guess, the good news part of it is that there does seem to be plenty of opportunity for improvement, and we’re looking forward to getting started.

Richard Ingrassia:  OK.  Thank you.

Operator:  And next, we’ll move on to Neil Gagnon with Gagnon Securities.  Mr. Gagnon, your line is now open, please go ahead.

Neil Gagnon:  Can you hear me now?

David Krall:  Yes, we can.

Neil Gagnon:  OK, I’m sorry.  Good morning.

David Krall:  Hi, Neil.

Paul Milbury:  Hi.

Neil Gagnon:  With the liquid engine on studio 10, can you give us some idea of how much you’ll be able to broaden out the product offering there, including audio, sort of ideas?

David Krall:  Well specifically, the liquid engine doesn’t address the issue of audio.  We all ready had audio capability in the current generation studio nine.  But what we’re – you know, obviously from a development point of view, you’re always looking to see development efficiencies.  And if you look at the challenge that developments team had, they had an engine that could edit video, process it, rapidly do transformations, et cetera, for the studio line.  And they also had a similar team focused on doing that same activity for the liquid line which was – were ended towards the professional marketplace.  So by leveraging that technology and building just one engine, first of all, you don’t then have the replication of work needing to be done because you’re just solving the problem once.

But then, also, if you look long-term, you’ve got the ability to leverage high end features down into the low end.  And then, also develop some pretty exciting new features at the low end that you can migrate upwards.  And we’ve got a long list, in fact these lists are always too long in terms of the number of features that we plan on migrating upward and downwards.  And the first step is going to be, to deliver in studio 10 a very powerful, very capable professional level engine, from the liquid line up to the studio customer.  And we think that’s going to be experienced by the customer’s as being a very stable and very capable engine for their video editing.  And then, beyond that, I think, what we’ll just be doing is rolling out these features over time.

Relative to audio, and I think a number of people have been looking at, speculating at what are the things we can do with (M Audio) and bringing some pretty exciting audio capabilities into the studio family.  And that’s something we don’t have announcements to make per se about what those features are, but we do have the intent to bring those products together, those families together to deliver some very capable features in, you know, combining audio and video.  That will be something that we roll out in the future.

Neil Gagnon:  OK.  Thanks, David.  A second question, how long do you think it will take to get Pinnacle up to Avid standards?

David Krall:  I think that’s, you know, - it’s hard to state exactly what that would mean, because obviously for each part of the business there are different standards that you’re applying because they have a different cost structure and a different – a slightly different business model that you’re working it two.  But my – you know what I’m reading into what you mean by that question is, you know, how long until we’re satisfied that the business is operating as well as it can be given the market that it’s trying to serve, and the cost structure that it has.

Neil Gagnon:  Good.

David Krall:  And we’re expecting that to be, you know, the three to six month timeframe for making the initial changes.  And then, I’d say overall probably within 12 months you’re operating at a point where you are very excited about what the level of performance is.  And that’s a, I think, a worthy goal that we will be operating to for the Pinnacle business.  In the next 12 months, we’re going to be working very hard to get it performing very well.

Neil Gagnon:  So the efficiency that we would measure in terms of margins, we really should at the end of ‘06 will still be a starting point going into the following year ‘07?

David Krall:  I would say it’s a transition point along that path.  I mean you’re never completely there.  In fact, if you look at Avid’s own business we’ve continued to get better and better each year.  And we would have the same sort of objectives for Pinnacle’s business as well.

Neil Gagnon:  Good.  Thanks.

David Krall:  You’re welcome.

Operator:  And it appears there are no further questions at this time.  I’d like to turn the conference back over to Mr. Krall for any additional or closing remarks.

David Krall:  All right.  Well I’d like to thank you all for joining us all today.  And invite you, that should you have any further questions, please feel free to contact us directly.  So thank you and have a good day.

Operator:  And that will conclude today’s conference.  Thank you for your participation.

END

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Avid Technology, Inc. has filed with the SEC a Registration Statement on Form S-4 (Commission File No. 333-124475) in connection with the proposed acquisition, and Avid and Pinnacle Systems, Inc. have filed with the SEC and plan to mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction on or about June 16, 2005. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Avid, Pinnacle, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

Investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders are able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid at telephone number

978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding Avid’s directors and executive officers and their interests in the solicitations with respect to the transactions is contained in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which are available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers and their interests in the solicitations with respect to the transactions is contained in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which are available free of charge as indicated above.

Some statements in this transcript may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to:  (i) the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii)  other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and more specifically set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Avid disclaims any obligation to update any forward-looking statements after the date of this transcript.